Majesco Entertainment Company
404I-T Hadley Road
S. Plainfield, New Jersey 07080
(732) 225-8910

August 26, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Majesco Entertainment Company
Registration Statement on Form S-3
File No. 333-211031

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Majesco Entertainment Company (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 pm., Washington D.C. time, on August 29, 2016 or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAJESCO ENTERTAINMENT COMPANY

By:  _John Stetson___
Name: John Stetson
Title:  Chief Financial Officer